EXHIBIT 99.1

RedHill Biopharma Reports 2015 Fourth Quarter and Full-Year Financial Results

Key Highlights Include:

  RedHill maintains a strong and debt-free balance sheet with approximately $58 million in cash and cash equivalents at the end of 2015, allowing the Company to continue to execute its development plans

  Key milestones in 2015 include positive top-line results from the first Phase III study with RHB-105 for H. pylori infection and from the Phase I study with YELIVA™ for advanced solid tumors, as well as the first European marketing approval for the acute migraine drug RIZAPORT™ in Germany

  Selected 2016 potential milestones include interim analysis of the RHB-104 Phase III study for Crohn’s disease, top-line results from the Phase III study with BEKINDA™ for gastroenteritis, interim top-line results from the Phase IIa proof-of-concept study with RHB-104 for multiple sclerosis expected in the coming weeks and the initiation of a confirmatory Phase III study with RHB-105 for H. pylori infection

TEL-AVIV, Israel, Feb. 25, 2016 (GLOBE NEWSWIRE) -- RedHill Biopharma Ltd. (NASDAQ:RDHL) (TASE:RDHL) (“RedHill” or the “Company”), a biopharmaceutical company primarily focused on the development and commercialization of late clinical-stage, proprietary, orally-administered, small molecule drugs for inflammatory and gastrointestinal diseases, including cancer, today reported its financial results for the year ended December 31, 2015.

Financial highlights for the year ended December 31, 2015 and for the fourth quarter of 2015

Revenues for the fourth quarter and for the year ended December 31, 2015 were immaterial, compared to $7 million for the year ended December 31, 2014. The revenues in 2014 were mainly generated from an upfront payment of $7 million received from Salix Pharmaceuticals, Inc. ("Salix") for the out-licensing of RedHill's RHB-106 encapsulated bowel preparation and related rights.

Cost of Revenues for the fourth quarter and for the year ended December 31, 2015 were immaterial compared to $1 million in Cost of Revenues for the year ended December 31, 2014. The Cost of Revenues for the year ended December 31, 2014 resulted primarily from a payment made to Giaconda Limited under a 2010 Asset Purchase Agreement, triggered by the payment received from Salix as part of the out-licensing transaction described above.

Research and Development Expenses for the quarter ended December 31, 2015 were approximately $5 million, an increase of approximately 35% compared to $3.7 million in the comparable quarter of 2014. Research and Development Expenses for the year ended December 31, 2015 were approximately $17.8 million, an increase of approximately 40%, compared to $12.7 million for the year ended December 31, 2014. The increase in both periods resulted primarily from clinical trial costs of approximately $13.6 million, related mainly to the ongoing Phase III clinical studies with RHB-104 (Crohn's disease) and BEKINDA™ (gastroenteritis).

General and Administrative Expenses for the quarter ended December 31, 2015 were approximately $1.7 million compared to $1.1 million in the comparable quarter of 2014. The increase was mainly due to an increase in professional services due to one-time business development expenses. General and Administrative Expenses for the year ended December 31, 2015 were approximately $4.1 million compared to $4 million for the year ended December 31, 2014.

Operating Loss for the quarter ended December 31, 2015 was $6.8 million, compared to $4.8 million in the comparable quarter of 2014. The increase was mainly due to an increase in Research and Development Expenses and in General and Administrative Expenses. Operating Loss for the year ended December 31, 2015 was approximately $22 million compared to $10.6 million for the year ended December 31, 2014. The increase was mainly due to an increase in Research and Development Expenses during 2015 and to revenues from the Salix licensing transaction in 2014.

Financial Income, net for the quarter ended December 31, 2015 was $0.2 million, compared to $0.5 million in Financial Expenses, net in the comparable quarter of 2014. The difference was mainly due to a change in the fair value of derivative financial instruments. Financial Income, net for the year ended December 31, 2015 were approximately $0.9 million, compared to Financial Expenses, net of approximately $0.1 million for the year ended December 31, 2014. The Financial Income, net in 2015 mainly derived from a fair value gain on derivative financial instruments while the Financial Expenses, net in 2014 were mainly derived from changes in exchange rates.

Net Cash Used in Operating Activities for the quarter ended December 31, 2015 was $6 million, compared to $5.9 million in the comparable quarter of 2014.  Net Cash Used in Operating Activities for the year ended December 31, 2015 was approximately $17.8 million, an increase of $5.6 million, or approximately 46%, compared to $12.2 million for the year ended December 31, 2014. The increase resulted from an increase in operating loss, an increase in advanced payments to suppliers and a decrease in accounts payable, both mainly related to research and development activities.

Net Cash Used in Investment Activities for the quarter ended December 31, 2015 was $20.1 million, compared to $0.1 million in the comparable quarter of 2014. The increase was mainly due to investment in bank deposits. Net Cash Used in Investment Activities for the year ended December 31, 2015 was approximately $21.2 million, compared to $17.9 million for the year ended December 31, 2014. The increase was mainly due to investment in bank deposits, in addition to a payment with respect to the YELIVA™ licensing agreement.

Cash Provided by Financing Activities for the quarter ended December 31, 2015 and the comparable quarter of 2014 were immaterial. Cash Provided by Financing Activities for the year ended December 31, 2015 was approximately $54.8 million, compared to $24.4 million for the year ended December 31, 2014. The increase resulted primarily from the two public offerings in February and July 2015 in the U.S. for a total net amount of $54.7 million.

Cash Balance[1] as of December 31, 2015 was approximately $58.4 million, an increase of $35.5 million, compared to $22.9 million as of December 31, 2014 and a decrease of $5.8 million, compared to $64.2 million as of September 30, 2015.

Ori Shilo, Deputy CEO, Finance and Operations said: "We are very pleased with our financial and operational results for 2015 and are excited for the many potential milestones in 2016. RedHill maintains a strong cash position of approximately $58 million at the end of 2015. Our current cash position allows us to continue to diligently execute our development plans, including interim analysis in the ongoing Phase III study with RHB-104 for Crohn’s disease, initiation of the confirmatory Phase III study with RHB-105 for H. pylori infection, top-line results from the ongoing Phase III study with BEKINDA™ for gastroenteritis and  interim top-line results from the Phase IIa proof-of-concept study with RHB-104 for relapsing-remitting multiple sclerosis, expected in the coming weeks. We believe that RedHill is well-positioned to execute its strategic plans, including the establishment of commercial operations activity in the U.S., and continue to achieve major milestones in 2016."

Conference Call and Webcast Information:

The Company will host a conference call on Thursday, February 25, 2016, at 9:00 am EST to review the financial results and business highlights.

To participate in the conference call, please dial the following numbers five to ten minutes prior to the start of the call: United States: +1-646-254-3388; international: +1-877-280-2342; and Israel: +972-3-763-0146. The access code for the call is 9515243.

The conference call will be broadcasted simultaneously and available for replay on the Company's website, http://ir.redhillbio.com/events.cfm, for 30 days. Please access the Company's website at least 15 minutes ahead of the conference to register, download, and install any necessary audio software.

Selected operational highlights for the year ended December 31, 2015:

RHB-105 - H. pylori bacterial infection (Phase III)

In June 2015, the Company received positive top-line results from its first Phase III study with RHB-105 for the treatment of Helicobacter pylori (H. pylori) bacterial infection (the ERADICATE Hp study). The study demonstrated 89.4% efficacy in eradicating H. pylori infection with RHB-105 and successfully met its primary endpoint of superiority over historical standard-of-care (SoC) efficacy levels of 70%, with high statistical significance (p<0.001). No serious adverse events related to the therapeutic candidate were noted in the study. The Company announced additional supportive data from the study in September 2015. Results from the subsequent open-label treatment of patients in the placebo arm with SoC therapy for persistent H. pylori infection demonstrated a 63% eradication rate with SoC. These results further support the potential superior efficacy of RHB-105 over SoC and validate the use of the historical SoC efficacy threshold of 70% implemented in the Phase III study as the control for the study’s primary endpoint.

RedHill also announced in April 2015 that the United States Patent and Trademark Office (USPTO) had issued a Notice of Allowance for a new U.S. patent covering the RHB-105 formulation, which is expected to be valid until at least 2034.

A meeting with the U.S. Food and Drug Administration (FDA) is scheduled in early April 2016 to discuss the planned confirmatory Phase III study with RHB-105 for the treatment of H. pylori infection.

RHB-104 - Crohn’s disease (Phase III) and multiple sclerosis (Phase IIa)

The MAP US first Phase III study with RHB-104 for Crohn’s disease is currently ongoing in the U.S. and additional countries, with interim analysis of the study expected in the second half of 2016, after half of the 270 patients expected to be enrolled in the study will have completed 26 weeks of treatment.

RedHill further announced, in June 2015, that the UK Medicines and Healthcare Products Regulatory Agency (MHRA) had accepted RedHill’s Clinical Trial Application (CTA) to initiate a second Phase III study with RHB-104 for Crohn’s disease (the MAP EU study). The MAP EU study is planned to commence in a select number of European countries, and, once initiated, will run in parallel with the currently ongoing MAP US first Phase III study.

In February 2016 the Company announced that it had received a Notice of Allowance from the USPTO for a fifth U.S. patent covering RHB-104. Two additional notices of allowance for patents covering RHB-104 were announced in July 2015. All three patents are expected to be valid through 2029.

In November 2015 the Company announced that it had completed the last dosing and scheduled follow-up patient visit ahead of interim top-line interim analysis in the Phase IIa proof-of-concept clinical study evaluating RHB-104 in patients treated for relapsing-remitting multiple sclerosis (RRMS). The open label Phase IIa study (the CEASE-MS study) was designed to assess the efficacy and safety of RHB-104 as an add-on therapy to interferon beta-1a. Top-line interim results are expected in the coming weeks.

In January 2015, the Company announced that it had concluded, together with Quest Diagnostics (Q Squared Solutions LLC), a pre-submission meeting with the FDA regarding the development path of a commercial companion diagnostic test for the detection of Mycobacterium avium subspecies paratuberculosis (MAP) in Crohn’s disease patients. RedHill and Quest Diagnostics (Q Squared Solutions LLC) continue to make progress with the development of the companion diagnostic MAP test.

BEKINDA™ (RHB-102) - Acute gastroenteritis and gastritis (Phase III); diarrhea-predominant irritable bowel syndrome (IBS-D) (Phase II); oncology support (PK program)

In October 2015, the Company announced that, following a meeting with the FDA regarding the development path for BEKINDA™ 24 mg, the Company believes that, subject to achieving highly significant positive results, the expanded Phase III study for gastroenteritis and gastritis may be sufficient as a single study to support the filing of a marketing application for BEKINDA™ 24 mg for this indication in both the U.S. and Europe. Top-line results from the Phase III study are expected in the second half of 2016.

In February 2016, the Company announced the successful completion of a first-in-man pharmacokinetic (PK) study with BEKINDA™ 12 mg formulation, intended to be administered in the planned Phase II study for the treatment of diarrhea-predominant irritable bowel syndrome (IBS-D). RedHill submitted to the FDA the Investigational New Drug (IND) protocol for the Phase II clinical study with BEKINDA™ 12 mg for IBS-D, planned to be initiated in the coming weeks, subject to final preparations. The randomized, double-blind, 2-arm parallel group Phase II clinical study is designed to evaluate the safety and efficacy of BEKINDA™ 12 mg in patients suffering from IBS-D. The study will be conducted in up to 12 clinical sites in the U.S. and is expected to enroll 120 patients.

Following a meeting with the FDA, the Company also announced, in October 2015, that additional clinical data is required to support a U.S. New Drug Application (NDA) with BEKINDA™ for oncology support indications under the 505(b)(2) regulatory path. Further development for oncology support indications will be decided as data from the ongoing and planned efficacy studies of BEKINDA™ for gastroenteritis and IBS-D becomes available, as well as additional regulatory feedback from European authorities.

YELIVA™ (ABC294640) - Multiple oncology, inflammatory and gastrointestinal indications (Phase I/II)

In March 2015, the Company and Apogee Biotechnology Corporation ("Apogee"), a privately-held biotech company located in Hummelstown, Pennsylvania, U.S., entered into an exclusive worldwide license agreement under which RedHill acquired the rights to the Phase II therapeutic candidate YELIVA™ (ABC294640) and additional intellectual property rights. YELIVA™ is a proprietary, first-in-class, orally-administered sphingosine kinase-2 (SK2) inhibitor, with anti-inflammatory and anti-cancer activities, targeting multiple oncology and inflammatory-GI diseases. Under the terms of the agreement, RedHill acquired the exclusive worldwide development and commercialization rights to YELIVA™ and additional intellectual property for all indications.

In June 2015 the Company announced the initiation of a Phase I/II clinical study in the U.S. to evaluate YELIVA™ in patients with refractory/relapsed diffuse large B-cell lymphoma (DLBCL). The study is funded primarily by a grant awarded by the National Cancer Institute (NCI) STTR program awarded to Apogee.

A Phase I/II study with YELIVA™ for the treatment of refractory or relapsed multiple myeloma is planned to be initiated during the second quarter of 2016. The study will be conducted at Duke University Medical Center. The study is supported by a $2 million grant from the NCI Small Business Innovation Research Program (SBIR) awarded to Apogee in conjunction with Duke University, with additional support from RedHill.

A third Phase II study is planned to evaluate YELIVA™ as a radioprotectant to prevent mucositis in cancer patients undergoing therapeutic radiotherapy.

In October 2015 the Company announced positive top-line results from the Phase I study with YELIVA™ in patients with advanced solid cancers. The study successfully met its primary and secondary endpoints, providing key information about the drug’s safety, toxicities, pharmacokinetics (PK) and pharmacodynamics (PD), supporting the ongoing and planned Phase II studies with YELIVA™.

RP101 - pancreatic and other gastrointestinal cancers

In July 2015 the Company elected to extend its August 2014 exclusive option agreement with RESprotect GmbH for the acquisition of the Phase II-stage oncology drug candidate, RP101. In February 2016 the Company announced that it had entered into a research collaboration with Fraunhofer Institute for Cell Therapy and Immunology (IZI), for the evaluation of RP101. As part of the collaboration, Fraunhofer IZI is conducting real-time monitoring of tumor engraftment, tumoricidal efficacy and response to treatment with RP101 in combination with SoC chemotherapies. Results from the studies are expected during the first half of 2016. The preclinical program is intended to support the existing Phase I and Phase II clinical data for RP101 and to assess the drug’s clinical development path.

RIZAPORT™ (RHB-103) - Acute migraines

In November 2015, the Company, together with IntelGenx Corp. (“IntelGenx”), announced that the Federal Institute for Drugs and Medical Devices of Germany (BfArM) granted marketing authorization of RIZAPORT™ (RHB-103) 5 mg and 10 mg, an oral thin film formulation of rizatriptan benzoate for the treatment of acute migraines. The national approval of RIZAPORT™ in Germany was granted under the European Decentralized Procedure (DCP), in which Germany served as the Reference Member State. This authorization is the first national marketing approval of RIZAPORT™. In February 2016 the United States Patent and Trademark Office (USPTO) issued a Notice of Allowance for a new patent covering RIZAPORT™, which is expected, once granted, to be valid until 2034. RedHill and IntelGenx continue to work together to secure commercialization partners for RIZAPORT™ to obtain national phase approvals in other European DCP territories as well as FDA marketing approval in the U.S.

Financial Highlights

In July 2015, the Company closed an underwritten public offering for a total of 2,739,143 American Depository Shares (“ADSs”), each representing 10 of its ordinary shares, at an offering price of $16.25 per ADS. Gross proceeds from the public offering were approximately $44.5 million, before underwriting discounts and commissions and other offering expenses. Investors in the offering included Broadfin Capital LLC, Visium Asset Management, Special Situations Funds, funds managed by Sabby Management LLC, Longwood Capital Partners LLC, Menora Mivtachim and others. Nomura and Roth Capital Partners acted as joint book-running managers. MLV & Co. and H.C. Wainwright & Co. acted as co-managers for the offering.

On February 13, 2015, the Company closed an underwritten public offering for a total of 1,150,000 ADSs at an offering price of $12.50 per ADS. Gross proceeds from the public offering were approximately $14.4 million, before underwriting discounts and commissions and other offering expenses. Investors in the offering included Broadfin Capital LLC, OrbiMed, Sabby Capital, LLC, Rosalind Advisors, Inc. and others. Wells Fargo Securities acted as lead book-running manager and Roth Capital Partners acted as joint book-running manager. MLV & Co acted as co-manager of the offering.

About RedHill Biopharma Ltd.:
RedHill Biopharma Ltd. (NASDAQ:RDHL) (TASE:RDHL) is an emerging biopharmaceutical company headquartered in Israel, primarily focused on the development and commercialization of late clinical-stage, proprietary, orally-administered, small molecule drugs for the treatment of inflammatory and gastrointestinal diseases, including cancer. RedHill’s current pipeline of proprietary products includes: (i) RHB-105 - an oral combination therapy for the treatment of Helicobacter pylori infection with successful top-line results from a first Phase III study; (ii) RHB-104 - an oral combination therapy for the treatment of Crohn's disease with an ongoing first Phase III study; (iii) BEKINDA™ (RHB-102) - a once-daily oral pill formulation of ondansetron with an ongoing Phase III study in the U.S. for acute gastroenteritis and gastritis; (iv) RHB-106 - an encapsulated bowel preparation licensed to Salix Pharmaceuticals, Ltd.; (v) YELIVA™ (ABC294640) - an orally-administered first-in-class SK2 selective inhibitor targeting multiple oncology, inflammatory and gastrointestinal indications with a Phase I/II study initiated for refractory/relapsed diffuse large B-cell lymphoma (DLBCL); (vi) MESUPRON® - a Phase II-stage first-in-class uPA inhibitor, administered by oral capsule, targeting gastrointestinal and other solid tumors; (vii) RP101 - currently subject to an option-to-acquire by RedHill, RP101 is a Phase II-stage first-in-class Hsp27 inhibitor, administered by oral tablet, targeting pancreatic and other gastrointestinal cancers; (viii) RIZAPORT™ (RHB-103) - an oral thin film formulation of rizatriptan for acute migraines, with a U.S. NDA currently under discussion with the FDA and marketing authorization received in Germany in October 2015; and (ix) RHB-101 - a once-daily oral pill formulation of the cardio drug carvedilol.

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. Forward-looking statements are based on certain assumptions and are subject to various known and unknown risks and uncertainties, many of which are beyond the Company’s control, and cannot be predicted or quantified and consequently, actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, without limitation, risks and uncertainties associated with (i) the initiation, timing, progress and results of the Company’s research, manufacturing, preclinical studies, clinical trials, and other therapeutic candidate development efforts; (ii) the Company’s ability to advance its therapeutic candidates into clinical trials or to successfully complete its preclinical studies or clinical trials; (iii) the extent and number of additional studies that the Company may be required to conduct and the Company’s receipt of regulatory approvals for its therapeutic candidates, and the timing of other regulatory filings, approvals and feedback; (iv) the manufacturing, clinical development, commercialization, and market acceptance of the Company’s therapeutic candidates; (v) the Company’s ability to establish and maintain corporate collaborations; (vi) the interpretation of the properties and characteristics of the Company’s therapeutic candidates and of the results obtained with its therapeutic candidates in research, preclinical studies or clinical trials; (vii) the implementation of the Company’s business model, strategic plans for its business and therapeutic candidates; (viii) the scope of protection the Company is able to establish and maintain for intellectual property rights covering its therapeutic candidates and its ability to operate its business without infringing the intellectual property rights of others; (ix) parties from whom the Company licenses its intellectual property defaulting in their obligations to the Company; (x) estimates of the Company’s expenses, future revenues capital requirements and the Company’s needs for additional financing; (xi) competitive companies and technologies within the Company’s industry; and (xii) the impact of the political and security situation in Israel on the Company's business. More detailed information about the Company and the risk factors that may affect the realization of forward-looking statements is set forth in the Company's filings with the Securities and Exchange Commission (SEC), including the Company's Annual Report on Form 20-F filed with the SEC on February 26, 2015. All forward-looking statements included in this Press Release are made only as of the date of this Press Release. We assume no obligation to update any written or oral forward-looking statement unless required by law.

1 Including cash, bank deposits and short-term investments.

REDHILL BIOPHARMA LTD. STATEMENTS OF COMPREHENSIVE LOSS

	Year ended December 31
	2015	2014	2013
	U.S. dollars in thousands
	Audited

REVENUES:
Licensing revenue	-	7,000	-
Other revenue	3	14	12
TOTAL REVENUES	3	7,014	12
COST OF REVENUE	-	1,050	-
RESEARCH AND DEVELOPMENT EXPENSES, net	17,771	12,700	8,100
GENERAL AND ADMINISTRATIVE EXPENSES	4,134	4,011	2,684
OTHER EXPENSES (INCOME)	100	(100)	-
OPERATING LOSS	22,002	10,647	10,772
FINANCIAL INCOME	1,124	319	158
FINANCIAL EXPENSES	212	383	14
FINANCIAL EXPENSES (INCOME ), net	(912)	64	(144)

LOSS AND COMPREHENSIVE LOSS
FOR THE YEAR	21,090	10,711	10,628
LOSS PER ORDINARY SHARE (U.S. dollars):	0.19
Basic		0.12	0.17
Diluted	0.19	0.13	0.17

The accompanying notes are an integral part of these financial statements.

REDHILL BIOPHARMA LTD. STATEMENTS OF COMPREHENSIVE LOSS

	Three months ended December 31
	2015	2014
	U.S. dollars in thousands
	Unaudited

REVENUES:
Licensing revenue	-	-
Other revenue	-	1
TOTAL REVENUES	-	1
RESEARCH AND DEVELOPMENT EXPENSES, net	4,951	3,704
GENERAL AND ADMINISTRATIVE EXPENSES	1714	1,111
OTHER EXPENSES (INCOME)	100	-
OPERATING LOSS	6,765	4,814
FINANCIAL INCOME	235	-
FINANCIAL EXPENSES	30	514
FINANCIAL EXPENSES (INCOME ), net	(205)	514
	6,560	5,328
LOSS AND COMPREHENSIVE LOSS
FOR THE YEAR

REDHILL BIOPHARMA LTD. STATEMENTS OF FINANCIAL POSITION

	December 31
	2015	2014
	U.S. dollars in thousands
	Audited
CURRENT ASSETS:
Cash and cash equivalents	21,516	5,892
Bank deposits	36,622	17,053
Prepaid expenses and receivables	2,372	3,074
	60,510	26,019
NON-CURRENT ASSETS:
Bank deposits	134	76
Fixed assets	124	146
Intangible assets	6,060	2,615
	6,318	2,837
T O T A L ASSETS	66,828	28,856

CURRENT LIABILITIES:
Accounts payable and accrued expenses	3,514	1,720
Payable in respect of intangible asset purchase	2,000	-
	5,514	1,720
	1,237	2,125
NON-CURRENT LIABILITIES:
Derivative financial instruments
T O T A L LIABILITIES	6,751	3,845

COMMITMENTS

EQUITY:
Ordinary shares	343	240
Additional paid-in capital	120,621	65,461
Warrants	1,057	1,528
Accumulated deficit	(61,944)	(42,218)
T O T A L EQUITY	60,077	25,011

T O T A L LIABILITIES AND EQUITY	66,828	28,856

REDHILL BIOPHARMA LTD. STATEMENTS OF CASH FLOWS

	Year ended December 31
	2015	2014	2013
	U.S. dollars in thousands
	Audited
CASH FLOWS FROM OPERATING ACTIVITIES:
Comprehensive loss	(21,090)	(10,711)	(10,628)
Adjustments in respect of income and expenses not involving cash flow:
Share-based compensation to employees and service providers	1,364	1,753	1,255
Fair value gain on derivative financial instruments	(888)	(200)	-
Depreciation	36	27	24
Cost of out-licensing of intangible assets	-	50
Write off of intangible assets	100	-	-
Fair value gains on financial assets at fair value through profit or loss	-	-	(54)
Revaluation of bank deposits	(69)	(29)	(16)
Exchange differences in respect of cash and cash equivalents	150	237	(64)
Changes in assets and liability items:
Decrease (increase) in prepaid expenses and receivables	702	(2,586)	(290)
Increase (decrease) in accounts payable and accrued expenses	1,869	(770)	1,337
Net cash used in operating activities	(17,826)	(12,229)	(8,436)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of fixed assets	(14)	(70)	(14)
Purchase of intangible assets	(1,620)	(1,035)	(210)
Change in investment in current bank deposits	(29,500)	(7,000)	477
Purchase of non-current bank deposits	(58)	(10,000)	-
Maturity of non-current bank deposits	10,000	-	-
Proceeds from sale of financial assets at fair value through profit or loss	-	243	876
Net cash provided by (used in) investing activities	(21,192)	(17,862)	1,129
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of ordinary shares, warrants and derivative financial instruments, net	54,684	19,364	100
Exercise of warrants and options into shares, net of expenses	108	5,005	2,180
Net cash provided by financing activities	54,792	24,369	2,280
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	15,774	(5,722)	(5,027)
EXCHANGE DIFFERENCES ON CASH AND CASH
EQUIVALENTS	(150)	(237)	64
BALANCE OF CASH AND CASH EQUIVALENTS AT
BEGINNING OF YEAR	5,892	11,851	16,814
BALANCE OF CASH AND CASH EQUIVALENTS AT END
OF YEAR	21,516	5,892	11,851
SUPPLEMENTARY INFORMATION ON INTEREST RECEIVED IN CASH	236	118	30
SUPPLEMENTARY INFORMATION ON INVESTING ACTIVITIES NOT INVOLVING CASH FLOWS:
Purchase of intangible assets	1,925	75	-

Company contact:
Adi Frish
Senior VP Business Development &
Licensing
RedHill Biopharma
+972-54-6543-112
adi@redhillbio.com

IR contact (U.S.):
Marcy Nanus
Senior Vice President
The Trout Group
+1-646-378-2927
Mnanus@troutgroup.com